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                               [Scios letterhead]



                                  May 29, 2001


VIA FACSIMILE AND EDGAR
-----------------------


Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, N.W.
Washington, D.C.  20549
Attention:  Sean Harrison, Special Counsel

     Re:  Scios, Inc.
          Application for Withdrawal of Registration Statement
          File No. 333-60964
          ------------------

Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant hereby applies for an order granting the withdrawal, effective as of the date of this letter, of its Registration Statement on Form S-3, together with all exhibits and amendments thereto, Commission File No. 333-60964 (collectively, the "Registration Statement"). The registrant believes that, due to the current stage of development of the registrant's business, it is not in the best interests of the registrant or its stockholders to proceed with the offering of the shares of common stock covered by the Registration Statement at this time. The Registration Statement was not declared effective by the Commission and no securities were sold under the Registration Statement.

     If you have any questions regarding this application for withdrawal, please contact Kimberly L. Wilkinson of Latham & Watkins, legal counsel to the registrant in connection with the Registration Statement, at (415) 391-0600. Please fax the order granting the withdrawal to Ms. Wilkinson's attention at
(415) 395-8095.

                                          Sincerely,

                                          SCIOS, INC.


                                          /s/ John H. Newman
                                          _______________________________
                                          John H. Newman
                                          Senior Vice President,
                                          General Counsel and Secretary